UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

MOMENTUS INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

60879E 101
(CUSIP Number)

Jon Layman c/o Prime Movers Lab P.O. Box 12829 Jackson, WY 83002 307-203-5036 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

August 12, 2021 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:   [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab Fund I LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

16,078,460

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

16,078,460

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,078,460

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Momentus PML SPV 1 LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

6,373,200

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

6,373,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,373,200

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Momentus PML SPV 2 LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

1,018,594

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

1,018,594

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,018,594

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Momentus PML SPV 3 LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,526,394

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,526,394

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,526,394

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Growth Fund I LP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,000,000(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,000,000(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14		TYPE OF REPORTING PERSON (See Instructions)

PN

(1)	Includes (i) 1,000,000 shares held by Prime Movers Growth Fund I LP (“PM Growth”), and (ii) a warrant to purchase 1,000,000 shares that is exercisable within 60 days of August 12, 2021.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab GP I LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

22,451,660(2)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

22,451,660(2)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,451,660(2)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

(2)	Includes (i) 16,078,460 shares held by Prime Movers Lab Fund I LP (“PML”), and (ii) 6,373,200 shares held of record by Momentus PML SPV 1 LP (“PML SPV 1”), Prime Movers Lab GP I LLC (“PML GP”), is the general partner of PML and PML SPV 1. Dakin Sloss is the manager of PML GP and may be deemed to have or share beneficial ownership of the shares held by PML and PML SPV 1.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Lab GP II LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

3,544,988(3)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

3,544,988(3)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,544,988(3)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

(3)	Includes (i) 1,018,594 shares held of record by Momentus PML SPV 2 LP (“PML SPV 2”) and (ii) 2,526,394 shares held of record by Momentus PMS SPV3 LP (“PML SPV 3”). Prime Movers Lab GP II LLC (“PML GP II”) is the general partner of PML SPV 2 and PML SPV 3. Dakin Sloss is the manager of PML GP II and may be deemed to have or share beneficial ownership of the shares held by PML SPV 2 and PML SPV 3.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Prime Movers Growth GP I LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,000,000(4)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,000,000(4)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000(4)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14		TYPE OF REPORTING PERSON (See Instructions)

OO

(4)	Includes (i) 1,000,000 shares held by Prime Movers Growth Fund I LP (“PM Growth”) and (ii) a warrant to purchase 1,000,000 shares that is exercisable within 60 days of August 12, 2021. Prime Movers Growth GP I LLC (“PM Growth GP”), is the general partner of PM Growth. Dakin Sloss is the manager of PM Growth GP and may be deemed to have or share beneficial ownership of the shares held by PM Growth.

CUSIP No. 60879E 101	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Dakin Sloss

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

27,996,648(5)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

27,996,648(5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,996,648(5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.6%

14		TYPE OF REPORTING PERSON (See Instructions)

IN

(5)	Includes (i) 16,078,460 shares held by Prime Movers Lab Fund I LP (“PML”), (ii) 6,373,200 shares held of record by Momentus PML SPV 1 LP (“PML SPV 1”), (iii) 1,018,594 shares held of record by Momentus PML SPV 2 LP (“PML SPV 2”), (iv) 2,526,394 shares held of record by Momentus PMS SPV3 LP (“PML SPV 3”), (v) 1,000,000 shares held by Prime Movers Growth Fund I LP (“PM Growth”), and (vi) a warrant to purchase 1,000,000 shares that is exercisable within 60 days of August 12, 2021. Prime Movers Lab GP I LLC (“PML GP”) is the general partner of PML and PML SPV 1. Prime Movers Lab GP II LLC (“PML GP II”) is the general partner of PML SPV 2 and PML SPV 3. Prime Movers Growth GP I LLC (“PM Growth GP”) is the general partner of PM Growth. Dakin Sloss is the manager of PML GP, PML GP II and PM Growth GP and may be deemed to have or share beneficial ownership of the shares held by PML, PML SPV 1, PML SPV 2, PML SPV 3 and PM Growth.

SCHEDULE 13D

Item 1.     Security and Issuer

This Schedule 13D relates to Class A Common Stock, $0.00001 par value per share (the “Common Stock”), of Momentus Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 3901 N. First Street, San Jose, CA 95134.
Item 2.  Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1.	Prime Movers Lab Fund I LP (“PML”), a Delaware limited partnership,
2.	Momentus PML SPV 1 LP (“PML SPV 1”), a Delaware limited partnership,
3.	Momentus PML SPV 2 LP (“PML SPV 2”), a Delaware limited partnership,
4.	Momentus PMS SPV3 LP (“PML SPV 3”), a Delaware limited partnership,
5.	Prime Movers Growth Fund I LP (“PM Growth”), a Delaware limited partnership,
6.	Prime Movers Lab GP I LLC (“PML GP”), a Delaware limited liability company,
7.	Prime Movers Lab GP II LLC (“PML GP II”), a Delaware limited liability company,
8.	Prime Movers Growth GP I LLC (“PM Growth GP”), a Delaware limited liability company, and
9.	Dakin Sloss, a United States citizen.
The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b)            The address of the Reporting Persons is P.O. Box 12829, Jackson, WY, 83002.

(c)            The principal business of PML, PML GP, PML GP II, PM Growth and PM Growth GP is to invest in securities of a variety of companies. The principal business of PML SPV 1, PML SPV 2 and PML SPV 3 and is investment in securities of the Company.

(d)            During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e)            During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.                            Source and Amount of Funds

All except 2,000,000 of the 27,996,648 shares of the Common Stock to which this Schedule 13D relates were acquired by PML, PML SPV 1, PML SPV 2 and PML SPV 3 in connection with a business combination (the “Business Combination”) pursuant to an Agreement and Plan of Merger, dated as of October 7, 2020 (as amended, supplemented or modified from time to time, the “Merger Agreement”), by and among the Company (f/k/a Stable Road Acquisition Corp.), Project Marvel First Merger Sub, Inc. (“First Merger Sub”), Project Marvel Second Merger Sub, LLC (“Second Merger Sub”) and Momentus Inc. (“Legacy Momentus”).  Pursuant to the Merger Agreement, First Merger Sub merged with and into Legacy Momentus, with Legacy Momentus continuing as the surviving corporation (the “First Merger”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, Legacy Momentus merged with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity as a wholly owned subsidiary of the Company (the “Mergers” and collectively with the other transactions described in the Merger Agreement, the “Transactions”).  The Transactions closed on August 12, 2021 (the “Closing Date”).

Pursuant to the Merger Agreement, an aggregate of 87,250,246 shares of Class A Common Stock of Legacy Momentus held by PML and PML SPV 1 and the Simple Agreements for Future Equity held by PML SPV 2 and PML SPV 3 were converted into 25,996,648 shares of Class A Common Stock of the Company, effective as of the closing of the Business Combination (the “Closing’).

Pursuant to a Subscription Agreement dated as of July 16, 2021 (as amended from time to time, the "Subscription Agreement") entered into in connection with the Merger Agreement, PM Growth agreed to subscribe for and purchase, in a private placement which closed immediately prior to the Closing, an aggregate of 1,000,000 shares of Class A Common Stock of the Company for a purchase price of $10.00 per share, and received a warrant to purchase 1,000,000 shares of Class A Common Stock of the Company at a price of $11.50 per share.  The source of the funds used for such purchase is general funds available to PM Growth, including capital contributions from equityholders of PM Growth or its affiliates.

Item 4.  Purpose of the Transaction

PML, PML SPV 1, PML SPV 2 and PML SPV 3 acquired 25,996,648 shares of Class A Common Stock pursuant to the Merger Agreement.  PM Growth acquired 1,000,000 shares of Class A Common Stock and a warrant to purchase 1,000,000 shares of Class A Common Stock pursuant to the Subscription Agreement.  The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                            Interest in Securities of the Issuer

The aggregate percentage of shares of Class A Common Stock reported to be beneficially owned by each person named on the cover pages hereto is determined in accordance with the rules of the Securities and Exchange Commission and is based on 79,772,262 shares of Class A Common Stock of the Issuer outstanding as of August 12, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 18, 2021.

(a) — (b)                          See Rows 7-11 and Row 13 of each cover page.

(c)            Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) — (e)                          Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement – In connection with the closing of the Business Combination, the Company, the Reporting Persons except for PM Growth, PML GP and Dakin Sloss and certain other stockholders (the “RRA Holders”) entered into an Amended and Restated Registration Rights Agreement, dated as of August 12, 2021 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a registration statement to register the resale of certain securities of the Company held by the RRA Holders within 30 days after the Closing Date.  In addition, the RRA Holders are entitled to make up to three demands for registration that the Company register shares of Class A Common Stock held by these parties.  The Registration Rights Agreement also provides customary “piggy-back” registration rights to such stockholders.

Lock-Up Agreements – In connection with the Transactions, the Company and certain stockholders of each of the Company and Legacy Momentus, including the Reporting Persons except for PM Growth, PML GP and Dakin Sloss (collectively, the “Holders”), entered into Lockup Agreements.  The Lockup Agreements provide for the securities of the Company held by the Holders to be locked up for a period of time following the Closing Date, subject to certain exceptions.  The Reporting Persons agreed to a six-month lock-up period for their shares of Class A Common Stock held as of the Closing Date.

This summary is qualified by the actual terms of the Merger Agreement, the Registration Rights Agreement and the Lockup Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Name
A.	Agreement of Joint Filing by and among the Reporting Persons.
1.
Agreement and Plan of Merger, dated as of October 7, 2020 (as amended, supplemented or modified from time to time), by and among the Company (f/k/a Stable Road Acquisition Corp.), Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC and Momentus Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 7, 2020).

2.
Amended and Restated Registration Rights Agreement, dated as of August 12, 2021, by and among the Company, SRC-NI Holdings, LLC and certain other parties (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on August 18, 2021).

3.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on August 18, 2021).
4.	Subscription Agreement dated as of July 16, 2021, as amended, by and between Stable Road Acquisition Corp. and Prime Movers Growth Fund I LP.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2021

PRIME MOVERS LAB FUND I LP MOMENTUS PML SPV 1 LP

By:	Prime Movers Lab GP I LLC, General Partner
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS LAB GP I LLC
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

MOMENTUS PML SPV 2 LP MOMENTUS PML SPV 3 LP

By:	Prime Movers Lab GP II LLC, General Partner
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS GROWTH FUND I LP

By:	Prime Movers Growth GP I LLC, General Partner
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS GROWTH GP I LLC
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

DAKIN SLOSS
/s/ Dakin Sloss

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned acknowledge and agree that the Statement on Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.00001 per share, of Momentus Inc., a Delaware corporation, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned that is named as a reporting person in such filing without the necessity of filing an additional joint filing agreement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: October 8, 2021

PRIME MOVERS LAB FUND I LP MOMENTUS PML SPV 1 LP

By:	Prime Movers Lab GP I LLC, General Partner
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS LAB GP I LLC
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

MOMENTUS PML SPV 2 LP MOMENTUS PML SPV 3 LP

By:	Prime Movers Lab GP II LLC, General Partner
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS GROWTH FUND I LP

By:	Prime Movers Growth GP I LLC, General Partner
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS GROWTH GP I LLC
By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

DAKIN SLOSS
/s/ Dakin Sloss